Commission File Number: 001-36794

CUSIP Number: 163851108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Chemours Company

(Full Name of Registrant)

(Former Name if Applicable)

1007 Market Street

(Address of Principal Executive Office (Street and Number))

Wilmington, Delaware 19801

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Chemours Company (the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) without unreasonable effort or expense for the reasons discussed below.

The Company needs additional time to complete its year-end reporting process, including its review of internal control over financial reporting as of December 31, 2023, and for the Audit Committee of the Board of Directors to complete a related internal review. As a result, the Company will delay its filing of its Annual Report on Form 10-K for the year ended December 31, 2023.

The internal review is being overseen by the Audit Committee with the assistance of independent outside counsel, which scope includes the processes for reviewing reports made to the Chemours Ethics Hotline, the Company’s practices for managing working capital, including the related impact on metrics within the Company’s incentive plans, certain non-GAAP metrics included in filings made with the Securities and Exchange Commission or otherwise publicly released, and related disclosures. As a result, the Company is evaluating one or more potential material weaknesses in its internal control over financial reporting as of December 31, 2023 with respect to maintaining effective controls related to the control environment, including the effectiveness of the “tone at the top” set by certain members of senior management and information and communication components of the COSO internal control framework. The Audit Committee is working with independent outside counsel to complete the review expeditiously, and the Company expects to report on any material weaknesses as of December 31, 2023 and its related remediation efforts in its Annual Report on Form 10-K.

The Board of Directors of the Company has appointed Denise Dignam as the Interim Chief Executive Officer and Matthew Abbott as the Interim Chief Financial Officer (principal financial and accounting officer). Ms. Dignam has been serving as the Company’s President – Titanium Technologies since March 2023 and previously served as President – Advanced Performance Materials from 2021 to 2023. She previously served as Vice President of Global Operations – Fluoroproducts, from 2019 to 2021; Global Senior Business Director – Fluoropolymers, from 2016 to 2019; and North American Business Director – Diversified Technologies and Industrial Resins, from 2015 to 2016. Previously, she worked at E.I. du Pont de Nemours and Company (“EID”) in various roles, including Director of Global Supply Chain – Fluoroproducts, from 2013 to 2014; Global Business Manager of Sulfur Products, from 2009 to 2013; and Global Sales Manager of Clean Technologies from 2007 to 2009. Ms. Dignam joined EID in 1988 as a design engineer. Mr. Abbott has been serving as the Company’s Senior Vice President & Chief Enterprise Transformation Officer, with responsibility for Enterprise Capital Projects and Engineering Technology, Information Technology, Cyber Security, Digital and Data Analytics, and Procurement, since June 2023. Mr. Abbott previously served as Chemours’ Vice President, Digital and Data Analytics Leader from 2021 to 2023 where he was central to designing digital strategies to accelerate Chemours’ journey to becoming a data-driven organization. Past roles at Chemours included Vice President, Chief Accounting Officer and Controller from 2019 to 2021; and Vice President and Chief Audit Executive from 2017 to 2019. Prior to joining Chemours, Mr. Abbott was a Partner at PricewaterhouseCoopers LLP (“PwC”) for five years, with nearly twenty total years of experience serving PwC’s industrial products and high-technology clients. These management actions follow the decision of the Board of Directors to place President and Chief Executive Officer Mark Newman, Senior Vice President and Chief Financial Officer Jonathan Lock and Vice President, Controller and Principal Accounting Officer Camela Wisel on administrative leave pending completion of the Audit Committee review described above. Accordingly, in addition to the factors described above, the Interim Chief Executive Officer and Interim Chief Financial Officer each need additional time to complete their reviews of the Annual Report on Form 10-K.

The Company does not currently expect that it will be able to file the Form 10-K on or before the fifteenth calendar day following the February 29, 2024 prescribed filing date as a result of the circumstances described above. The Company will seek to resolve these issues as soon as practicable and plans to file the Form 10-K as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Matthew S. Abbott	(302)	773-1000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release dated February 28, 2024, a copy of which was furnished on a Current Report on Form 8-K to the Securities and Exchange Commission on that date, reporting select unaudited preliminary operating results and other financial measures as of and for the year ended December 31, 2023. The following provides additional narrative information regarding the Company’s select unaudited preliminary operating results and other financial measures as of and for the year ended December 31, 2023, and anticipated changes compared to the year ended December 31, 2022.

Based on the information currently available, the Company expects to report net sales of approximately $6.0 billion for the year ended December 31, 2023, compared to net sales of $6.8 billion for the year ended December 31, 2022. The expected decrease was primarily attributable to lower volumes in Titanium Technologies and in Advanced Performance Materials’ Advanced Materials portfolio, partially offset by increased pricing and volumes in Thermal & Specialized Solutions. The Company expects to report net loss attributable to Chemours for the year ended December 31, 2023 within a range of $(225) million to $(235) million, compared to net income attributable to Chemours for the year ended December 31, 2022 of $578 million. The estimated net loss for the year ended December 31, 2023 includes $746 million of pre-tax litigation settlements and $153 million of restructuring, asset-related, and other charges, offset by a $106 million net pre-tax gain associated with the 2023 sale of the Glycolic Acid business.

At December 31, 2023, the Company maintained cash and cash equivalents of $1.2 billion; it also has restricted cash and restricted cash equivalents of $604 million primarily relating to the U.S. public water district settlement. This compares to $1.1 billion at December 31, 2022, excluding restricted cash and restricted cash equivalents of $202 million relating to the escrow account established pursuant to the 2021 Memorandum of Understanding with DuPont de Nemours, Inc., Corteva, Inc. and EIDP, Inc. At December 31, 2023, the Company maintained $0.9 billion of revolving credit facility capacity, net of outstanding letters of credit, compared to $0.8 billion at December 31, 2022.

All financial results as of and for the year ended December 31, 2023 are preliminary, are based upon estimates which the Company believes are reasonable, are unaudited by the Company’s independent registered public accounting firm, and may be subject to change after the completion of the year-end reporting process and will not be final until the Company files its audited financial statements in its Annual Report on Form 10-K. Accordingly, undue reliance should not be placed on this preliminary data.

See Part III for additional information regarding the status of the year-end reporting process.

Cautionary Note Regarding Forward-Looking Statements

This notification on Form 12b-25 contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical or current fact. The words “believe,” “expect,” “will,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date such statements were made. All forward-looking statements are subject to risks and uncertainties. These risks include the timing and completion of the Audit Committee review and any results thereof; changes to the Company’s expected fourth quarter 2023 results; the timing and completion of the Company’s reporting of its 2023 results; completing the assessment of internal control over financial reporting and filing required reports with the Securities and Exchange Commission; remediating any material weaknesses in internal control over financial reporting; the impact of this announcement on the price of our common stock and our relationships with investors, employees, suppliers, lenders and other parties. Other risks and uncertainties include, among other things, the outcome or resolution of any pending or future environmental liabilities, the commencement, outcome or resolution of any regulatory inquiry, investigation or proceeding, the initiation, outcome or settlement of any litigation, changes in environmental regulations in the U.S. or other jurisdictions that affect demand for or adoption of our products, anticipated future operating and financial performance for our segments individually and our company as a whole, business plans, prospects, targets, goals and commitments, capital investments and projects and target capital expenditures, plans for dividends or share repurchases, sufficiency or longevity of intellectual property protection, cost reductions or savings targets, plans to increase profitability and growth, our ability to make acquisitions, integrate acquired businesses or assets into our operations, and achieve anticipated synergies or cost savings, all of which are subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements are based on certain assumptions and expectations of future events that may not be accurate or realized, such as full year guidance relying on models based upon management assumptions regarding future events that are inherently uncertain. These statements are not guarantees of future performance. Forward-looking statements also involve risks and uncertainties that are beyond Chemours’ control. Matters outside our control, including general economic conditions, geopolitical conditions and global health events, have affected or may affect our business and operations and may or may continue to hinder our ability to provide goods and services to customers, cause disruptions in our supply chains such as through strikes, labor disruptions or other events, adversely affect our business partners, significantly reduce the demand for our products, adversely affect the health and welfare of our personnel or cause other unpredictable events. Additionally, there may be other risks and uncertainties that Chemours is unable to identify at this time or that Chemours does not currently expect to have a material impact on its business. Factors that could cause or contribute to these differences include the risks, uncertainties and other factors discussed in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 10-K for the year ended December 31, 2022 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. Chemours assumes no obligation to revise or update any forward-looking statement for any reason, except as required by law.

The Chemours Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 29, 2024	By:	/s/ Matthew S. Abbott
	Name:	Matthew S. Abbott
	Title:	Interim Chief Financial Officer